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                       SECURITIES AND EXCHANGE COMMISSION         -------------------------------
                             Washington, D.C. 20549                      SEC FILE NUMBER
                                                                            000-52247
                                   FORM 12b-25                    -------------------------------
                                                                          CUSIP NUMBER
                                                                          922 41 V 107
                                                                  -------------------------------

                           NOTIFICATION OF LATE FILING

(Check One):    |_|Form 10-K    |_| Form 20-F    |_|Form 11-K    |X| Form 10-Q
                |_|  Form 10D   |_|Form N-SAR   |_|  Form N-CSR



                       For Period Ended: September 30, 2007
                                         ---------------------------------------

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                        ------------------------


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  Read attached instruction sheet before preparing form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Argyle Security, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

200 Concord Plaza, Suite 700
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City, State and Zip Code

San Antonio, TX 78216
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion
    |       thereof, will be filed on or before the fifteenth calendar day
|X| |       following the prescribed due date; or the subject quarterly report
    |       of transition report on Form 10-Q or subject distribution report on
    |       Form 10D, or portion thereof, will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The quarterly report on Form 10-Q for the registrant could not be filed within the prescribed time period because the registrant completed an acquisition during the quarter (prior to which it was a blank check company) which resulted in the registrant requiring additional time to complete its quarterly report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Donald F. Neville             210                      828-1700
            -----------------             ---                      --------
                 (Name)               (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
      answer is no, identify report(s).                           |X| Yes |_| No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see Exhibit A.
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                              Argyle Security, Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2007                      By:/s/ Donald F. Neville
                                                --------------------------------
                                                Name:  Donald F. Neville
                                                Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                    Exhibit A

      Argyle Security, Inc. (f/k/a Argyle Security Acquisition Corporation) is a Delaware corporation incorporated on June 22, 2005 in order to serve as a vehicle for the acquisition of an operating business through a merger, capital stock exchange, asset acquisition or other similar business combination. On July 30, 2007, the stockholders of the Company approved the Company's acquisition of ISI Detention Contracting, Inc. On July 31, 2007, pursuant to the terms of the merger agreement, the Company acquired all of the assets and liabilities of ISI through the merger of its merger subsidiary into ISI. As a result of the merger, ISI became a wholly owned subsidiary of the Company. Since the Company was a blank check company prior to the acquisition, its financial statements have materially and substantially changed in almost every respect. On November 13, 2007, the Company filed a Current Report on Form 8-K which included a press release issued by the Company relating to its financial results for the quarter ended September 30, 2007. That Current Report on Form 8-K, dated November 13, 2007, is incorporated by reference herein.